February 20, 2009

To:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Saskatchewan Securities Commission

Commission des valeurs mobilieres du Quebec

Nova Scotia Securities Commission

Newfoundland Securities Commission

The Toronto Stock Exchange

Industry Canada Corporation Director

United States Securities & Exchange Commission

NYSE Alternext

Dear Sirs:

Re:

Eldorado Gold Corporation

In accordance with National Instrument 51-102 we advise the following with respect to the upcoming Meeting of the Shareholders for the subject Company:

1.

Meeting Type

:

Annual Special

2.

Security Description of Voting Issue

:

Common

3.

CUSIP Number

:

284902103

4.

Record Date

:

March 19, 2009

5.

Meeting Date

:

May 7, 2009

6.

Meeting Location

:

Vancouver

Yours truly,

ELDORADO GOLD CORPORATION

s/ Dawn L. Moss

Dawn L. Moss

Corporate Secretary

cc:  Ramie Lousa, Account Manager

      Valiant Trust Company

       Josh Lewis

       Fasken Martineau DuMoulin LLP

      Ken Sam

      Dorsey & Whitney LLP